Exhibit (a)(3)

AMENDMENT

TO

CERTIFICATE OF INCORPORATION

POPULAR HIGH GRADE FIXED-INCOME FUND, INC.

FIRST: On August 19, 2016, the Board of Directors of the Corporation (the “Board”) adopted resolutions to amend Article FIFTH of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”) in order to reclassify certain shares of the Corporation into a new class of shares titled “Advisor Class Shares.”

SECOND: The amendments to the Certificate have been adopted in accordance with 4.01(E) of the Puerto Rico General Corporations Act, as amended.

THIRD: That Article 5(A) of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“A.    The total number of shares of all classes of stock which the Corporation shall have the authority to issue is two billion twenty (2,000,000,020) shares of Common Stock with a par value of one cent ($0.01) per share, (i) one billion seven hundred million (1,700,000,000) shares of redeemable Class A Common Stock with a par value of one cent ($0.01) per share (the “Class A Common Stock”); (ii) two hundred million (200,000,000) shares of redeemable Advisor Class Common Stock (the “Advisor Class Common Stock”); (iii) twenty (20) shares of non-redeemable Class B Common Stock with a par value of one cent ($0.01) per share (the “Class B Common Stock” and collectively with the Class A Common Stock and the Advisor Class Common Stock, the “Common Stock”); and (iv) one hundred million (100,000,000) shares of preferred stock, with a par value of one cent ($0.01) per share, which may be issued in one or more series (the “Serial Preferred Stock”).

FOURTH: That Articles 5(E)(i) and (ii) of the Amended and Restated Certificate of Incorporation of the Corporation are hereby amended in order to read in their entirety as follows:

“(i)     The Class A Common Stock and the Advisor Class Common Stock shall be subject to such front-end sales loads and such deferred sales charges or redemption fees as may be established by the Board of Directors from time to time and as set forth in the then current prospectus for the Class A Common Stock and the Advisor Class Common Stock that has been filed by the Corporation as part of its application, as amended from time to time, for registration as an investment company under the Act; and

(ii)    Expenses related solely to the Shares of Class A Common Stock or Advisor Class Common Stock (including, without limitation, distribution expenses under a distribution plan approved by the Board of Directors for such shares and administrative expenses under an administration, management or service agreement, plan or other arrangement, however designated), as indicated in the current prospectus for such shares shall be borne by the Class A Common Stock and the Advisor Class Common Stock, respectively, and shall be appropriately reflected (in the manner determined by the Board of Directors as reflected in said prospectus) in the net asset value, dividends, distribution and liquidation of said class.